As filed with the Securities and Exchange Commission on December 18, 2020

Registration No. 333-251273

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1
to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY BROADBAND CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification Code Number)	47-1211994 (I.R.S. Employer Identification Number)

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Renee L. Wilm

Chief Legal Officer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jeffrey J. Rosen Michael A. Diz Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Renee L. Wilm Chief Legal Officer GCI Liberty, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5900	Samantha H. Crispin Nicole Perez Beverly B. Reyes Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the conditions to the proposed combination described herein have been satisfied or (to the extent permitted) waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-251273

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Liberty Broadband Corporation, a Delaware corporation (Registration No. 333-251273) (the “Registration Statement”), which became effective, pursuant to Rule 462(b), upon filing with the Securities Exchange Commission on December 10, 2020.

This Post-Effective Amendment No. 1 is being filed for the purpose of (i) replacing Exhibit 8.1: Form of Opinion of Debevoise & Plimpton LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1, (ii) replacing Exhibit 8.2: Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.2 and (iii) updating the Exhibit Index of the Registration Statement. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibits.

INCORPORATION OF DOCUMENTS BY REFERENCE

This Registration Statement incorporates by reference the contents of the Registration Statement on Form S-4 (Registration No. 333-248854), including all amendments, supplements and exhibits thereto and all information incorporated or deemed to be incorporated by reference therein. Additional opinions and consents required to be filed with this Registration Statement are listed on the Exhibit Index attached to and filed with this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Potter Anderson & Corroon LLP regarding validity of the securities being registered hereunder.#

8.1	Opinion of Debevoise & Plimpton LLP regarding certain tax matters.##

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.##

23.1	Consent of KPMG LLP with respect to Liberty Broadband Corporation.#

23.2	Consent of KPMG LLP with respect to Charter Communications, Inc.#

23.3	Consent of KPMG LLP with respect to GCI Liberty, Inc.#

23.4	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1).#

23.5	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1).##

23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).##

24.1	Powers of Attorney (incorporated by reference to Exhibit 24.1 to Liberty Broadband Corporation’s Registration Statement on Form S-4 (Registration No. 333-248854), filed with the Securities and Exchange Commission on September 17, 2020).#

99.1	Consent of Perella Weinberg Partners.#

99.2	Consent of Evercore Group L.L.C.#

#            Previously filed.

##          Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado, on December 18, 2020.

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

*
John C. Malone	Chairman of the Board and Director

*	Director, Chief Executive Officer and President (Principal Executive Officer)
Gregory B. Maffei

*	Chief Accounting Officer and Principal Financial
Brian J. Wendling	Officer (Principal Financial and Principal Accounting Officer)

*	Director
Julie D. Frist

*	Director
Richard R. Green

*	Director
J. David Wargo

*	Director
John E. Welsh III

* By:	/s/ Renee L. Wilm	December 18, 2020
Renee L. Wilm
Attorney-in-fact

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